As filed with the Securities and Exchange Commission on March 14, 1996
                                        Registration No. 333-329

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                   ________
                       PRE-EFFECTIVE AMENDMENT NO.1 TO
                                   Form S-2
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933

                           S.O.I. INDUSTRIES, INC.
            (Exact name of registrant as specified in its charter)

     Delaware                            2500                     59-2158586
(State or jurisdiction         (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

     16910 Dallas Parkway, Suite 100, Dallas, Texas 75248, (214) 248-1922
        (Address and telephone number of principal executive offices)

Kevin B. Halter, Jr., 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248,
                                (214) 248-1922
(Name, address and telephone number, including area code, of agent for service)

                                  Copies to:
                           Morgan F. Johnston, Esq.
                       16910 Dallas Parkway, Suite 100
                             Dallas, Texas  75248
                                (214) 248-1922
                                 ____________

     Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act of 1933, check the following box.  [   ]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ X ]

                       CALCULATION OF REGISTRATION FEE



Title of each                      Proposed        Proposed
class of            Amount         maximum          maximum           Amount of
securities to       to be       offering price     aggregate        registration
be registered     registered    per share <F1>  offering price<F1>       fee
-------------     ----------    --------------  ------------------  ------------
Common Stock        781,631          $1.62         $1,266,242           $436.64

<F1>  Estimated solely for purpose of calculating registration fee.

                                 ____________

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PAGE

PROSPECTUS

                              781,631 Shares

                          S.O.I. INDUSTRIES, INC.
                               Common Stock
                       (par value $.0002 per share)



      358,304 shares of Common Stock offered hereby are offered by S.O.I. Industries, Inc. (the "Company") to creditors and suppliers of goods and services to the Company or its affiliates. 423,327 shares of Common Stock offered hereby are being sold by the Selling Stockholder. See "Selling
Stockholder."   Any or all of the 423,327 shares of Common Stock may be sold from time to time to purchasers directly by the Selling Stockholder. Alternatively, the Selling Stockholder may from time to time offer the shares of Common Stock through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder or the purchasers of shares of Common Stock for whom they may act as agents. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

     The Common Stock is traded on the American Stock Exchange (the "AMEX") under the symbol "SOI." On March 11, 1996, the last reported sales price of the Common Stock on the AMEX was $2.00 per share.


See "Risk Factors" on page 3 for a discussion of certain risk factors which should be considered in connection with an investment in the Company.


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                Price to Public <F1>   Proceeds to Company<F1>
                                --------------------   -----------------------
Per Share......................        $1.62                   n/a

<F1>  Estimated in accordance with Rule 457.  The Company is paying substantially all of the expenses of the offering, estimated to be approximately $10,387.45

               The date of this Prospectus is ________, 1996
                                       1
PAGE

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's common stock is listed on the AMEX and the reports, proxy statements and other information filed by the Company with the AMEX may be inspected at the public reference facilities maintained by the AMEX.

     The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in such Registration Statement. For further information with respect to the Company and the Common Stock being offered, reference is hereby made to the Registration Statement and to the exhibits thereto.

             INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Company will deliver with this Prospectus its Annual Report to Security Holders for the year ended June 30, 1995 and the Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1995,as amended and the quarter ended December 31, 1995.

     The following documents and information filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference:
(1) the Company's Annual Report on Form 10-KSB for the year ended June 30, 1995, (2) the Company's Form 10-KSB/A for the year ended June 30, 1995, filed on November 14, 1995, (3) the Company's Form 10-KSB/A-2 for the year ended June 30, 1995 filed on March 1, 1996, (4) the Company's Form 10-KSB/A-3 for the year ended June 30, 1995 filed on March 13, 1996, (5) the Company's Annual Report to Security Holders for the year ended June 30, 1995 (6) the Company's Form 10-QSB for the quarter ended September 30, 1995, (7) the Company's Form 10-QSB/A for the quarter ended September 30, 1995, filed on November 30, 1995 and (8) the Company's Form 10-QSB for the quarter ended December 31, 1995.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge, upon written or oral request, to each person, including any beneficial owner, to whom this Prospectus is delivered, a copy of any or all of the documents incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to S.O.I. Industries, Inc., 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248, telephone number (214) 248-1922, Attn: Corporate Communications.

                                       2
PAGE

                                 RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

Potential Adverse Effect of Industry and Economic Conditions Upon Operations

     The operations of certain of the Company's subsidiaries are subject to fluctuations as a consequence of various factors affecting the construction, retail and home improvement industries, including interest rates, availability of credit, general economic conditions, levels of building activity and weather patterns. The Company anticipates that its sales and operating results will fluctuate from time to time as a result of these factors.

     In addition, one of the Company's subsidiaries, American Quality Manufacturing Corporation ("AQM"), may be subject to decreased sales and profitability during the first and fourth quarters of each calendar year, resulting from the seasonal effect of winter weather on construction. Unusually long periods of cold or wet weather could have an adverse effect on the Company's sales and profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

Potential Adverse Effect of Fluctuations in Prices and Supplies of Raw Materials Upon Operations

     AQM is dependent upon outside suppliers for all of its raw material needs and, therefore, is subject to fluctuations in prices of raw materials. In particular, AQM's results of operations are affected significantly by increases in the market prices of wood and wood products such as particle board. AQM buys its raw materials at market-based prices from numerous independent suppliers. Prices of wood and wood products can be adversely affected by, among other things: (i) an overall shortage of lumber in the United States caused by poor weather in timber harvesting areas;
(ii) governmental restrictions on lumber harvesting in the Pacific Northwest;
(iii) an increase in housing construction; (iv) increased demand for papermill by-products, which are the primary materials used in the production of particle board; and (v) increased substitution of particle board for solid wood.

     No assurances can be given that prices will not increase significantly in the future. If the economy improves, demand for raw materials may increase, which could further affect prices. The nature of future governmental laws and regulations relating to timber harvesting and their impact, if any, on wood and wood product prices and on AQM's business, financial condition and results of operations cannot be predicted.

Possible Volatility of Stock Price

     The Common Stock is currently traded on the AMEX. The Company believes that such factors as quarterly variations in the Company's financial results, announcements regarding the operations of the Company and developments affecting the Company or its markets have caused significant fluctuation in the market price of the Common Stock and could continue to do so in the future. In addition, the stock market in general has recently experienced extreme price and volume fluctuations. These fluctuations have often been unrelated to the operating performance of the Company and its subsidiaries. Broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

                                       3
PAGE

Competition

     The Company and its subsidiaries compete with a number of other businesses that have greater financial, technical and human resources. Such companies may develop products or services that may be more effective than the Company's products or services and may be more successful in marketing their products or services than the Company. No assurance can be given that the Company will be able to compete successfully. See "Business."

Requirements for Continued Listing on the AMEX; Disclosure Relating to Low-Priced Stocks

     Under the rules for continued listing on the AMEX, a company is required to maintain certain minimum requirements. The AMEX will consider suspending dealings and delisting the Common Stock if, among other things, (i) the number of shares of Common Stock outstanding (exclusive of certain affiliates and concentrated holdings) is less than 200,000, (ii) the number of round lot stockholders of record is less than 300, or (iii) the aggregate market value of the Common Stock is less than $1,000,000. Failure of the Company to meet the maintenance requirements of the AMEX could result in the Common Stock being delisted from the AMEX. The Common Stock would then be traded on the OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc., which is generally considered to be a less efficient market than the AMEX. The Company has no reason to believe that the Company will be delisted from the AMEX.

     In addition, if the Company's securities are delisted, they would be subject to Rule 15c2-6 promulgated under the Exchange Act that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the purchase. Consequently, the rule may restrict the ability of broker-dealers to sell the Company's securities and may affect the ability of purchasers in this offering to sell their securities in the secondary market. The delisting from the AMEX may also cause a decline in share price, loss of news coverage of the Company, and difficulty in obtaining subsequent financing.

     The Commission has also recently adopted regulations which define a "penny stock" to be any equity security that has a market price (as defined in such regulations) less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules would require the delivery prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission relating to the penny stock market. Disclosure would also have to be made about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and its presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account together with information on the limited market in penny stocks.

Anti-Takeover Provisions

     The Company's Certificate of Incorporation contains a provision authorizing the issue of "blank check" preferred stock. The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. Such provisions could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company. See "Description of Capital Stock."

                                       4
PAGE

Lack of Cash Dividends

     At the present time, the Company intends to use any earnings which may be generated to finance the growth of the Company's business. Accordingly, while payment of cash dividends rests within the discretion of the Board of Directors, the Company does not presently intend to pay cash dividends and there can be no assurance such dividends will be paid in the future. See "Dividend Policy."

Potential Acquisitions of Business Enterprises

     Although no specific acquisitions are currently contemplated, the Company may achieve growth through acquisitions of existing business enterprises in the future. The Company does not plan to limit such potential acquisitions to any particular industry. Accordingly, there can be no assurance that the Company can integrate such businesses into its operations or that it can operate such businesses on a profitable basis in the future. In addition, there can be no assurance that future acquisition opportunities will become available, that such future acquisitions can be accomplished on favorable terms, or that such acquisitions will result in profitable operations in the future. In addition, many of the Company's acquisitions are structured as stock exchanges. Fluctuations in the Common Stock may have an adverse effect on the Company's ability to make additional acquisitions. See " -- Possible Volatility of Stock Price."

                                       5
PAGE

                                THE COMPANY

     The Company is a holding company engaged, through its subsidiaries and affiliates, in lighting and kitchen and bathroom cabinet production. The significant subsidiaries and affiliates of the Company are as follows:

     American Quality Manufacturing Corporation ("AQM"). The Company owns approximately 98% of the issued and outstanding common stock of AQM. AQM believes that it is one of the largest manufacturers of unfinished wood cabinet products and vanities for the home, including kitchen cabinets, bathroom cabinets and vanities and storage cabinets. AQM has also recently introduced a line of finished cabinet products and has designed and developed full-scale prototypes for several styles of home leisure products, including home entertainment centers and electronic furniture centers. AQM distributes its products to the remodeling and new construction markets through a variety of channels, including home centers and independently owned retailers.

     Tempo Lighting, Inc. ("Tempo"). Tempo, a wholly owned subsidiary of the Company, designs, manufactures, assembles and markets a line of medium-priced residential and commercial lamps and lighting fixtures. Its products are sold throughout the United States and the Caribbean principally to furniture stores, department stores and lighting specialty shops. The products are also sold to large commercial users, such as office buildings and hotels.

     The Company's primary business is to (i) procure goods and services for the Company and its subsidiaries and affiliates on more favorable terms than the individual subsidiaries and affiliates could obtain, and (ii) provide management expertise to the subsidiaries and affiliates, particularly in the areas of employee benefits, public relations and funds management.

     On January 4, 1996, the Company accepted the resignation of Sanford M. Whitman, Vice President, Chief Financial Officer, Treasurer and Assistant Secretary. Mr. Tim C. Hafer has been appointed to replace Mr. Whitman. Mr. Hafer has served as the Vice President and Chief Financial Officer of the Company since January 4, 1996. Mr. Hafer served as the Company's Vice-President of Finance from February 1, 1994 through January 3, 1996 and was responsible for financial reporting for the Company. In addition, Mr. Hafer, since April of 1993, serves as the Chief Financial Officer of Halter Capital Corporation, a privately-held consulting company. Prior to his work at Halter Capital Corporation, Mr. Hafer was a general practice manager with Coopers & Lybrand L.L.P. in Dallas, Texas from August 1985 to March of 1993,
responsible for the audits of several public and private companies.   Mr.
Hafer holds a M.S. and B.S. in accounting from the University of North Texas and is a licensed CPA.

     On March 4, 1996, Adrian S. Jacoby, on behalf of the Company, filed a shareholder derivative action against Kevin B. Halter, Kevin B. Halter, Jr., Halter Capital Corporation, Securities Transfer Corporation, Gary C. Evans and James Smith alleging breaches of fiduciary duty, fraud, and violations of state securities laws in their actions as directors of the Company. The plaintiff seeks unspecified actual and exemplary damages, a constructive trust against the assets of the defendants and an accounting of the affairs of the defendants. The case is entitled Adrian S. Jacoby et al v. Kevin B. Halter et al, cause no. 96-2169-G, in the 134th Judicial District for the District Court of Dallas County, Texas. Even though the Company is a nominal defendant in the lawsuit, the plaintiff seeks no relief or damages against the Company. Therefore, the lawsuit will not a material impact on the operations or financial condition of the Company.

                                       6
PAGE

     The Company will deliver with this Prospectus its Annual Report to Security Holders for the year ended June 30, 1995 and the Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1995. Such requests should be directed to S.O.I. Industries, Inc., 16910 Dallas Parkway, Suite 100, Dallas, Texas 75248, telephone number (214) 248-1922, Attn: Corporate Communications.

                      OFFERING/ PLAN OF DISTRIBUTION

     The Company will offer to creditors of, and suppliers of goods and services to, the Company and AQM the shares of Common Stock registered hereunder (i) in consideration of the forgiveness of the debt owed by the Company or AQM to such creditor or (ii) as payment for goods and services rendered to the Company or AQM. Any or all of the shares of Common Stock may be sold from time to time by the Company to creditors or suppliers of goods and services to the Company or AQM. The Common Stock would be valued at the average of the closing price of the Common Stock as listed on the American Stock Exchange over the five trading days prior to issuance. The Company has not engaged underwriters to participate in the Offering.

     The Offering is not being made in any states or other jurisdictions in which it is unlawful to do so, nor is the Company selling or accepting any offers to purchase any Common Stock from persons who are residents of such states or other jurisdictions. The Company may delay the commencement of the Offering in certain states or other jurisdictions in order to comply with the securities law requirements of such states or other jurisdictions. It is not anticipated that there will be any changes in the terms of the Offering. The Company may, if it so determines in its sole discretion, decline to make modifications to the terms of the Offering requested by certain states or other jurisdictions, in which event residents in such states or other jurisdictions will not be eligible to participate in the Offering.

                              USE OF PROCEEDS

The Company will not receive any proceeds from the sale of the 358,304 shares of Common Stock offered by the Company as the Company is offering the shares of Common Stock registered hereunder (i) in consideration of the forgiveness of the debt owed by the Company or AQM to trade creditors or (ii) as payment for goods and services rendered to the Company or AQM. It is anticipated that the Company will use a portion of the shares to pay existing creditors of the Company and AQM and as of January 1, 1996, the Company and AQM owed approximately $1,500,000.00 to existing trade creditors.

In addition, the Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

                              DIVIDEND POLICY

     The present policy of the Company is to retain earnings to provide funds for the operation and expansion of its business. The Company has not paid cash dividends on the Common Stock and does not anticipate that it will do so in the foreseeable future. In addition, certain covenants in the Company's existing or future credit agreements may contractually limit cash amounts available for dividends on the Common Stock.

                                       7
PAGE

                       DESCRIPTION OF CAPITAL STOCK

     The Certificate of Incorporation, as amended (the "Certificate of Incorporation") of the Company authorizes the issuance of 50,000,000 shares of Common Stock, par value $.0002 per share. Holders of Common Stock are entitled to one vote for each share on each matter submitted to a vote of stockholders. All outstanding shares of Common Stock of record are fully paid, validly issued and nonassessable and the holders of Common Stock have no preemptive rights to subscribe for or to purchase any additional securities issued by the Company. The Certificate of Incorporation provides for cumulative voting. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the distribution of assets remaining after payment of debts and expenses. There are no conversion, sinking fund or redemption provisions, or any restrictions on alienability with respect to the Common Stock.

Preferred Stock

     The Company's Certificate of Incorporation authorize 10,000,000 shares of preferred stock, par value $.00001 per share (the "Preferred Stock"). The Certificate of Incorporation also provides that Preferred Stock may be issued in one or more series as may be determined from time to time by the Board of Directors. All shares of any one series of Preferred Stock will be identical except as to the date of issue and dates from which dividends on shares of the series issued on different dates will cumulate, if cumulative. The Certificate of Incorporation also grants the Board of Directors the power to authorize the issuance of one or more series of Preferred Stock, and to fix by resolution or resolutions providing for the issue of each such series the voting powers, designations, preferences, and relative, participating, optional, redemption, conversion, exchange or other special rights, qualifications, limitations or restrictions of such series, and the number of shares in each series, to the full extent now or hereafter permitted by law.

Anti-Takeover Provisions

     The Company's Certificate of Incorporation and Section 203 of the Delaware General Corporation Law (the "DGCL") contain certain provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise more difficult.

     Business Combinations

     The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, subject to certain exceptions, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless upon consummation of such transaction, the interested stockholder owned 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or unless the business combination is, or the transaction in which such person became an interested stockholder was, approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last three years) 15% or more of the corporation's voting stock other than a person who owned such shares on December 23, 1987.

                                       8
PAGE

     Blank Check Preferred Stock

     The existence of authorized and unissued Preferred Stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the Company's best interests, the Board of Directors could cause shares of Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group or create a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors. In this regard, the amended Certificate of Incorporation will grant the Board of Directors broad power to establish the designations, powers, preferences and rights of each series of Preferred Stock.

     Indemnification

     The Certificate of Incorporation provides that the Company shall advance expenses to and indemnify each director and officer of the Company to the fullest extent permitted by law and will limit the liability of directors to corporations and their stockholders for monetary damages in certain circumstances.

     The holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds legally available therefor. See "Dividend Policy."

                            SELLING STOCKHOLDER

     The following table provides certain information with respect to the shares of Common Stock held by the Selling Stockholder.


                              Number of                                    Number of
                           Shares of Common         Number of          Shares of Common
                          Stock Beneficially     Shares of Common     Stock Beneficially
                           Owned Before the      Stock Registered      Owned After the
        Name                   Offering              Hereunder             Offering
        ----              ------------------     ----------------     ------------------
Digital Communications
Technology Corporation          423,327               423,327                 -0-


     Digital Communications Technology Corporation is a major stockholder of the Company. The same directors which serve on the Board of the Company also serve on the Board of Digital Communications Technology Corporation. The Company owns approximately 17% of Digital Communications Technology Corporation's common stock and Digital Communications Technology Corporation owns approximately 24% of the comon stock of the Company.

                                       9
PAGE

     Any or all of the shares of Common Stock may be sold from time to time to purchasers directly by the Selling Stockholder. Alternatively, the Selling Stockholder may from time to time offer the shares of Common Stock through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder or the purchasers of shares of Common Stock for whom they may act as agents. The Selling Stockholder and any underwriters, dealers or agents that participate in the distribution of shares of Common Stock may be deemed to be underwriters, and any profit on the sale of shares of Common Stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offering of shares of Common Stock is made, to the extent required, a Prospectus Supplement will be distributed which will set forth the aggregate amount and type of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     The Selling Stockholder may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-2, 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the securities by the Selling Stockholder.

     Pursuant to an agreement entered into with the Selling Stockholder at the time the Common Stock was issued, the Company will pay substantially all of the expenses incident to the registration offering and sale of the Common Stock to the public other than commissions and discounts of underwriters, dealers or agents, if any. Such expenses (excluding such commissions and discounts) are estimated to be $10,387.45.

                                  EXPERTS

     The financial statements of the Company and DCT as of June 30, 1995, and for the year then ended included herein in this Prospectus and the Registration Statement have been audited by Coopers & Lybrand L.L.P., independent accountants, and have been included herein in reliance upon the reports of Coopers & Lybrand L.L.P. and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of the Company and DCT as of June 30, 1994 and for the year then ended included herein in this Prospectus and the Registration Statement have been audited by Morrison, Brown, Argiz & Company, and have been included herein in reliance upon the reports of Morrison, Brown, Argiz & Company and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of the Company's significant subsidiary, AQM, as of June 30, 1994 and for the six month period ended June 30, 1994 included herein in this Prospectus and the Registration Statement have been audited by S.W. Hatfield + Associates, and have been included herein in reliance upon the report of S.W. Hatfield + Associates and upon the authority of said firm as experts in accounting and auditing.

         DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                        SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
                                      10
PAGE

No dealer, salesman or any other
person has been authorized to give
any information or to make any
representation other than those
contained in this Prospectus in
connection with the offering herein
contained, and if given or made,
such information or representation
must not be relied upon as
having been authorized by the
Company.  This Prospectus does
not constitute an offer to sell
any security other than the
registered securities to which
it relates, or an offer to or
solicitation of any person in
any jurisdiction in which such
offer or solicitation would be
unlawful.  Neither the delivery
of this Prospectus nor any sale
made hereunder shall, under any
circumstance, create an
implication that there has been
no change in the facts herein
set forth since the date hereof.

_______________________________

       TABLE OF CONTENTS
                           Page
Available Information        2
Incorporation of Certain     2
 Information by Reference                   S.O.I. INDUSTRIES, INC.
Risk Factors                 3
The Company                  6                 781,631 Shares
The Offering                 7
Use of Proceeds              7                  Common Stock
Dividend Policy              7
Description of Capital Stock 8
Selling Stockholder          9
Experts                     10
Disclosure of Commission    10
  Position On
  Indemnification for
  Securities Act Liabilities
_______________________________

PAGE

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The estimated expenses of the offering, all of which are to be borne by the Company, are as follows:

          SEC Filing Fee                     $    387.45
          Printing Expense                   $  2,500.00
          Accounting Fees and Expenses       $  2,500.00
          Legal Fees and Expenses            $  5,000.00
          Blue Sky Fees and Expenses              -0-
                                              __________

          TOTAL                              $ 10,387.45

Item 15.  Indemnification of Directors and Officers

     The Certificate of Incorporation of the Company provides for the indemnification of officers, directors, agents and employees of the Company to the fullest extent permitted by the General Corporation Law of the State of Delaware ("Delaware Code"). Pursuant to Section 145 of the Delaware Code, the Company generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Company has the power to purchase and maintain insurance for such persons. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     The above discussion of the Company's Certificate of Incorporation and of Section 145 of the Delaware Code is not intended to be exhaustive and is qualified in its entirety by such Bylaws and the Delaware Code.

Item 16.  Exhibits

      2.1 Stock Exchange Agreement dated November 30, 1993 by and between American Quality Manufacturing Corporation and the Company (5)

      3.1 Certificate of Incorporation and Bylaws of the Company (1)

      3.2 Certificate of Amendment of the Company (2)

      4.0 Specimen Certificate of Common Shares, par value $.0002 (1)

      5.0 Opinion of Morgan F. Johnston, Esq. regarding legality.

      9.1 Voting Agreement dated December 2, 1993, by and among DeWayne Davis, Robert L. Ott, Trustee of the Robert L. Ott Revocable Trust, J.R. Ott, Joanna O. Burger, Sharon Davis, Trustee UA dtd 8/1/88 and Halter Capital Corporation (6)

PAGE

      9.2 Voting Agreement dated January 26, 1994, by and between Kwai Chung Corporation, a Turks and Caicos corporation and Halter Capital Corporation (6)

      9.3 Voting Agreement dated January 26, 1994, by and between M. D. Abel and Halter Capital Corporation (6)

      9.4 Voting Agreement dated January 26, 1994, by and between Stuart G. Johnston, Jr. and Halter Capital Corporation (6)

      9.5 Voting Agreement dated January 26, 1994, by and between Richard A. Hansen and Halter Capital Corporation (6)

      9.6 Voting Agreement dated January 26, 1994, by and between Catherine J. Alven and Halter Capital Corporation (6)

      9.7 Voting Agreement dated January 26, 1994, by and between Edward J. Lott and Halter Capital Corporation (6)

      9.8 Voting Agreement dated January 26, 1994, by and between Gary C. Evans and Halter Capital Corporation (6)

      9.9 Voting Agreement dated January 26, 1994, by and between Evans Equity, L.L.C. and Halter Capital Corporation (6)

     10.1 Lease Agreement for Hialeah, Florida (6)

     10.2 Lease Agreement for Ft. Lauderdale, Florida (6)

     10.3 Lease Agreement for Indianapolis, Indiana (6)

     10.4 Lease Agreement dated January 2, 1994 by and between American Industries, Inc. and American Quality Manufacturing Corporation (6)

     10.5 Lease Agreement dated May 21, 1994 by and among American Quality Manufacturing Corporation, the Board of County Commissioners, Coffey County, Kansas and the Company (6)

     10.6 Promissory Note between the Company and MagneTech Corporation (3)

     10.7 The Company's Employees' Stock Ownership Plan Documents (3)
               (i)   Employee Stock Option Plan
               (ii)  Stock Purchase Agreement
               (iii) ESOP Loan Agreement
               (iv)  Non-negotiable Promissory Loan Documents (3)

     22.0 List of Subsidiaries (6)

     23.1 Consent of Coopers & Lybrand L.L.P.

     23.2 Consent of Morrison, Brown, Argiz & Company.

PAGE

     23.3 Consent of S. W. Hatfield + Associates.

     23.4 Consent of Morgan F. Johnston, Esq. (included in Exhibit 5.0)

     (1) These exhibits were previously filed by the Company with the Commission as Exhibits to its Registration Statement No. 33-14668-A and are respectively incorporated herein by specific reference thereto.

     (2) These exhibits were previously filed by the Company with the Commission as Exhibits to its Amendment No. 2 to its Registration Statement No. 33-14668-A and are respectively incorporated herein by specific reference thereto.

     (3) These exhibits were previously filed with the Commission by the Company as Exhibits to its Form 8-K and are respectively incorporated herein by specific reference thereto.

     (4) These exhibits were previously filed with the Commission by the Company as Exhibits to its Form 10-K for the year ended June 30, 1993 and are respectively incorporated herein by specific reference thereto.

     (5) This exhibit was previously filed by the Company with the Commission as an Exhibit to its Form 8-K dated February 14, 1994 and is incorporated by reference herein by specific reference thereto.

     (6) These exhibits were previously filed by the Company with the Commission as Exhibits to its Registration Statement on Form SB-2 filed on June 29, 1994 and are incorporated by reference herein by specific reference thereto.

Item 17.  Undertakings

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

PAGE

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. PAGE

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Dallas, State of Texas, on the 13th of March, 1996.

S.O.I. INDUSTRIES, INC.

        /s/ Kevin B. Halter
By:  _____________________________
       Kevin B. Halter, President


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature

 /s/ Kevin B. Halter
______________________________                     March 13, 1996
Kevin B. Halter, President
(Principal Executive Officer) and
Director


 /s/ Kevin B. Halter*
______________________________                     March 13, 1996
Tim Hafer, Chief Financial
Officer (Principal Financial
and Accounting Officer),
Vice President and Treasurer


 /s/ Kevin B. Halter*
______________________________                     March 13, 1996
Kevin B. Halter, Jr., Vice
President, Secretary and Director


 /s/ Kevin B. Halter*
_____________________________                      March 13, 1996
Gary C. Evans, Director


 /s/ Kevin B. Halter*
______________________________                     March 13, 1996
James Smith, Director


* By Kevin B. Halter as power-of-attorney

PAGE

                                EXHIBIT INDEX

Exhibit                                                           Sequentially
Number                                                            Numbered Page
-------                                                           -------------
 5.0 Opinion of Morgan F. Johnston, Esq.                               19

23.1 Consent of Coopers & Lybrand L.L.P.                               22

23.2 Consent of Morrison, Brown, Argiz & Company, P.A.                 24

23.3 Consent of S. W. Hatfield + Associates                            26

23.4 Consent of Morgan F. Johnston, Esq. (included in Exhibit 5)

PAGE




















                                EXHIBIT 5.0








March 13, 1996


S.O.I. Industries, Inc.
16910 Dallas Parkway, Suite 100
Dallas, Texas 75248


    Re:  S-2 for S.O.I. Industries, Inc.


Gentlemen:

     At your request, I have examined the form of Registration Statement, No.333-329, which you are filing with the Securities and Exchange Commission, on Form S-2 (the "Registration Statement"), in connection with the registration under the Securities Act of 1933, as amended, of an aggregate of 358,304 shares of your Common Stock (the "Stock") issuable to creditors and suppliers of the Company.

     In rendering the following opinion, I have examined and relied only upon the documents, and certificates of officers and directors of the Company as are specifically described below. In my examination, I have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of the documents submitted to me as originals, and the conformity with the original documents of all documents submitted to me as copies. My examination was limited to the following documents and no others:

     1.  Certificate of Incorporation of the Company, as amended to date;

     2.  Bylaws of the Company, as amended to date;

     3. Certified Resolutions adopted by the Board of Directors of the Company authorizing the issuance of the Stock; and

     4.  The Registration Statement.

     In connection with the foregoing, I have made such additional investigation of the facts concerning this and other matters as I have deemed necessary under the circumstances.

     Based on the foregoing, it is my opinion that the Stock to be issued, subject to effectiveness of the Registration Statement and compliance with applicable blue sky laws, when issued, will by duly and validly authorized, fully paid and non-assessable.

     I express no opinion as to compliance with the securities or "blue sky" laws of any state in which the Stock is proposed to be offered and sold or as to the effect, if any, which non-compliance with such laws might have on the validity of issuance of the Stock.

     I consent to the filing of this opinion as an exhibit to any filing made with the Securities and Exchange Commission or under any state or other jurisdiction's securities act for the purpose of registering, qualifying or establishing eligibility for an exemption from registration or qualification of the Stock described in the Registration Statement in connection with the offering described therein. Other than as provided in the preceding sentence, this opinion (i) is addressed solely to you, (ii) may not be relied upon by any other party other than you and the investors who acquire stock under this Registration Statement, (iii) covers only matters of Delaware and federal law and nothing in this opinion shall be deemed to imply any opinion related to the laws of any other jurisdiction, (iv) may not be quoted or reproduced or delivered by you to any other person, and (v) may not be relied upon for any other purpose whatsoever. Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above.

     The information set forth herein is as of the date of this letter. I disclaim any undertaking to advise you of changes which may be brought to my attention after the effective date of the Registration Statement.


Very truly yours,

/s/ Morgan F. Johnston

Morgan F. Johnston



PAGE






























                               EXHIBIT 23.1
PAGE


                    CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the inclusion in this registration statement on Form S-2 (No.
333-329) of our report dated September 25, 1995, on our audit of the consolidated financial statements of S.O.I. Industries, Inc. and Subsidiaries and of our report dated August 25, 1995, on our audit of the consolidated financial statements of Digital Communications Technology Corporation and Subsidiaries. We also consent to the refernece to our firm under the caption
"Experts."

/s/ Coopers & Lybrand L.L.P.

Dallas, Texas
March 11, 1996

PAGE





























                               EXHIBIT 23.2

PAGE



                 CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                 -----------------------------------------

As Independent Public Accountants, we hereby consent to the use of our reports on the Consolidated Financial Statements of S.O.I. Industries, Inc. and Digital
Communications Technology Corporation and Subsidiaries as of June 30, 1994 and for the year then ended, and to all references to our firm, included in or made a part of this Pre-effective Amendment No. 1 to Form S-2 registration statement.

MORRISON, BROWN, ARGIZ & COMPANY
Certified Public Accountants

/s/ Morrison, Brown, Argiz & Company

Miami, Florida
March 8, 1996

PAGE





























                               EXHIBIT 23.3

PAGE



             CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
             ---------------------------------------------------

We consent to the use in Pre-Effective Amendment No. 1 to Form S-2
Registration Statement under The Securities Act of 1933, as amended, of
S.O.I. Industries, Inc. of our report dated August 24, 1994 on the financial statements of American Quality Manufacturing Corporation as of June 30, 1994,
January 1, 1994, December 31, 1993 and May 31, 1993 and for each of the years ended June 30, 1994, May 31, 1993 and 1992; the six month periods ended June
30, 1994 and December 31, 1993; and for the transitional month ended June 30, 1993, accompanying the financial statements incorporated by refernce in such Pre-Effective Amendment No. 1 to Form S-2 Registration Statement under The
Securities Act of 1933, as amended, and to the use of our name and the statements with respect to us as appearing under the heading "Experts."

/s/ S.W. Hatfield + Associates
    S.W. Hatfield + Associates

Dallas, Texas
March 11, 1996

PAGE



































